BOARDWALK PIPELINE PARTNERS, LP

3800 Frederica Street

Owensboro, Kentucky 42301

November 4, 2005

VIA EDGAR AND FACSIMILE (202) 772-9204

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549-3651

Attention: Ms. Peggy Kim

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-127578) of Boardwalk Pipeline Partners, LP (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on Tuesday, November 8, 2005, at 3:00 p.m. Eastern Standard Time, or as soon thereafter as practicable.

In addition, we represent to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

United States Securities and Exchange Commission

November 3, 2005

Please call the undersigned at (270) 688-6390 or Michael Swidler of Vinson & Elkins, LLP at (212) 237-0020 with any questions regarding this matter.

BOARDWALK PIPELINE PARTNERS, LP

By:	Boardwalk GP, LP
Its general partner

By:	Boardwalk CP, LLC
Its general Partner

	By:	/s/ Jamie Buskill
Jamie Buskill
Chief Financial Officer